

October 2, 2020

Frederico Figueira de Chaves
Secretary
Fusion Fuel Green Limited
10 Earlsfort Terrace
Dublin 2, DO2 T380
Ireland

>   **Re: Fusion Fuel Green Limited**
>   **Amendment No. 1 to Registration Statement on Form F-4**
>   **Filed September 21, 2020**
>   **File No. 333-245052**

Dear Mr. Figueira de Chaves:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-4

Comparative Per Share Information, page 28

1. Tell us why you are presenting 50,000 weighted average shares outstanding for Fusion Fuel for the six months ended June 30, 2020. We note that you disclose 41,929 weighted average number of shares for this period in the statement of operations on page F-25 and your Selected Historical Financial Information on page 24.

The Business Combination Proposals
HL's Board of Directors' Reasons for Approval of the Transactions
Valuation Report of Webber Research to the Board of Directors of HL, page 83

2.   Please expand your disclosure to discuss in greater detail the selection criteria for the companies used in the Selected Company Analysis, including the "similar characteristics" on which Webber Research selected such companies.

3.   Please revise to disclose the Fusion Fuel financial projections and assumptions underlying such financial projections used by Webber Research in connection with its Discounted Cash Flow Analysis or tell us why you do not believe they are material.

4.   Please expand your disclosure to discuss the impact of the multi-stage sensitivity analysis on the Discounted Cash Flow Analysis and the effect of the varying assumptions, such as the PPA Agreement, Cost Reduction Assumptions and Output Factors, on such analysis.

Unaudited Pro Forma Condensed Combined Financial Information
Accounting for the Transactions, page 107

5.   We have read your response to prior comment 8. You concluded that Fusion will be the accounting acquirer upon completion of the business combination transaction. Please tell us how you determined the transaction represents a business combination as opposed to a recapitalization, including your consideration of whether HL represents a business, pursuant to IFRS 3.3 and Appendix B to IFRS 3.

HL's Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 145

6.   We note you disclose that Mr. Webber will be paid an amount equal to 1% of the aggregate amount in the Trust Account plus the total amount raised in the PIPE Investment. Please clarify which party will be responsible for such payment and the source of funds for such payment.

Business of Fusion Fuel
Company History, page 149

7.   We note your revised disclosure in response to prior comment 16 states that the University study found that the Hydrogen Generator's system presented a "differentiating advantage." Please expand your disclosure to explain this "differentiating advantage."

Beneficial Ownership of Securities, page 164

8.   Please identify the natural person or persons who have sole or shared voting or investment power for the securities beneficially owned by Helikon Investments Ltd.

General

9.   We note your response to prior comment 1, and your revised disclosure that the parties have structured the Transactions to take the form of an exchange that may qualify as a "reorganization" within the meaning of Section 368 of the Code, and that if the Transactions qualify as a reorganization, it is anticipated that no gain or loss generally should be recognized by U.S. Holders of HL ordinary shares for U.S. federal income tax purposes. We also note the disclosure that a U.S. holder of warrants should not recognize gain or loss on the adjustment of HL warrants for HL Parent warrants pursuant to the merger. In addition, we note your disclosure that it is possible that the HL rights could be treated in a manner similar to options to acquire shares of HL or Parent, in which case a U.S. Holder generally should not recognize gain or loss upon the acquisition of Parent Class A Ordinary Shares upon the exchange of each HL right for 1/10 of an HL ordinary share and the simultaneous conversion of each such HL ordinary share into one Parent Class A Share. It appears that you have provided representations as to tax consequences of the transactions, and such consequences appear to be material. Please file a tax opinion regarding the material tax consequences of the Transactions. See Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the Transactions, counsel's opinion should discuss the degree of uncertainty.

In the alternative, if the U.S. tax consequences of the Transactions are unknown, please revise to make this clear in your disclosure. If true, please also revise your disclosure to state that you cannot take the position that the Transactions will be treated, for U.S. federal income tax purposes, as non-taxable transactions because of an absence of guidance.

10.   We note your response to prior comment 2, and your disclosure that Non-Irish Holders should generally not be within the charge to Irish chargeable gains tax on the automatic conversion of their HL ordinary shares into Parent Class A Ordinary Shares, or the automatic adjustment of their HL warrants into HL Parent Warrants, pursuant to the business combination unless the HL ordinary shares and/or HL warrants were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, or were used, held or acquired for use by or for the purposes of an Irish branch or agency. It appears that you have provided representations as to tax consequences of the transactions. Please file a tax opinion as an exhibit to the filing with respect to such tax consequences, or provide your analysis as to why you do not believe the tax consequences are material to an investor. See Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III.A.2 (including footnote 40) of Staff Legal Bulletin No. 19.

11.   Please tell us why you have removed references to your Shareholders Agreement. In that regard, we note you disclose on page 22 that Parent will be the accounting acquirer based on the significant influences that the Fusion Fuel Shareholders will have over Parent through their majority representation on Parent's initial board of directors and that, pursuant to Section 9(g) of your Business Combination Agreement, the execution of the

Shareholders Agreement is a condition precedent to the Transaction that the Shareholders Agreement.

12. Please file a form of the private placement subscription agreements with investors for the PIPE Investment as an exhibit to the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Feinberg